                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC 20549

                                Schedule 13G
                               (Rule 13d-102)

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 2)(1)

                   Coherent Communications Systems Corporation
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                         (Title of Class of Securities)

                                    192478 10 5
                                  (CUSIP Number)







(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 192478 10 5

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Warren V. Musser

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                  (a) /  /
                                                  (b) /  /
3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     5.   SOLE VOTING POWER                  230,022

     6.   SHARED VOTING POWER

     7.   SOLE DISPOSITIVE POWER             230,022

     8.   SHARED DISPOSITIVE POWER

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     230,022

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* /  /

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     1.5%

12.  TYPE OF REPORTING PERSON*

     IN

Item 1 (a)     Name of Issuer:

Coherent Communications Systems Corporation

Item 1 (b)     Address of Issuer's Principal Executive Offices:

44084 Riverside Parkway
Leesburg, VA 22075

Item 2 (a)     Name of Person Filing:

Warren V. Musser

Item 2 (b)     Address of Principal Business Office:

800 The Safeguard Building
435 Devon Park Drive
Wayne, PA 19087-1945

Item 2 (c)     Citizenship:

USA

Item 2 (d)     Title of Class of Securities:

Common Stock, $.01 par value

Item 2 (e)     CUSIP Number:

192478 10 5

     Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a :

               (a) /  /  Broker or dealer registered under Section 15 of
                         the Act.

               (b) /  /  Bank as defined in Section 3(a)(6) of the Act.

               (c) /  /  Insurance Company as defined in Section 3(a)(19)
                         of the Act.

               (d) /  /  Investment Company registered under Section 8 of the Investment Company Act of 1940.

               (e) /  /  Investment Adviser registered under Section 203
                         of the Investment Advisers Act of 1940.

               (f) /  /  Employee Benefit Plan, Pension Fund which is
                         subject to the provisions of the Employee
                         Retirement Income Security Act of 1974 or
                         Endowment Fund; see 13d-1(b)(1)(ii)(F).

               (g) /  /  Parent Holding Company, in accordance with Rule
                         13d-1(b)(ii)(G); see Item 7.

               (h) /  /  Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

Not Applicable

Item 4         Ownership:

 (a) Amount Beneficially Owned:

 (b) Percent of Class:

(c)  Number of shares as to which such person has:

     (i)    sole power to vote or to direct the vote:

     (ii)   shared power to vote or to direct the vote:

     (iii)  sole power to dispose or to direct the disposition of:

     (iv)   shared power to dispose or to direct the disposition of:

Item 5    Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following /X/.

     Item 6    Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

     Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
               Company:

Not applicable

Item 8    Identification and Classification of Members of the Group:

Not applicable

Item 9    Notice of Dissolution of Group:

Not applicable

Item 10   Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                            SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       /s/ Warren V. Musser
                                       --------------------
                                       Warren V. Musser

Dated:    February 5, 1997